Exhibit 18.00

March 8, 2006

Mr. Ronald J. Lataille

Chief Financial Officer

UFP Technologies, Inc.

172 East Main Street

Georgetown, MA 01833-2107

Dear Mr. Lataille,

Note 1 of the Notes to the Consolidated Financial Statements of UFP Technologies, Inc., included in its Form 10-K for the year ended December 31, 2005, describes a change in the method of accounting for assessing goodwill for impairment.  Formerly UFP Technologies, Inc. tested all goodwill balances for impairment during the second quarter of each fiscal year, and beginning in fiscal year 2005 the Company began testing these balances for impairment in the fourth quarter.  The Company believes this new accounting method is preferable since more complete and accurate information to assess goodwill for impairment is available in the fourth quarter.

There are no authoritative criteria for determining a ‘preferable’ date each fiscal year to test goodwill for impairment based on the particular circumstances.  However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter to you.

Based on our review and discussion with you, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ Carlin, Charron & Rosen, LLP

Westborough, MA